Exhibit 21.1
LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation or Organization
Continental Resources Acquisition Sub, Inc.	Florida
Green Energy Fields, Inc.	Nevada
CPX Uranium, Inc.	Nevada
ND Energy, Inc.	Delaware
Secure Energy, LLC	North Dakota
Sampo IP LLC	Virginia
Relay IP, Inc.	Delaware
Bismarck IP Inc.	Delaware
Cyberfone Systems LLC	Texas
TQP Acquisition Corp.	Texas